Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 12, 2007, accompanying the consolidated financial statements and schedule (which report expressed an unqualified opinion) and management’s assessment of the effectiveness of internal control over financial reporting (which report expressed an unqualified opinion on management’s assessment and an adverse opinion on the effective operation of internal control over financial reporting) of First Consulting Group, Inc. and subsidiaries included in the 2006 Annual Report of the Company to its shareholders on Form 10-K for the year ended December 29, 2006 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in this Registration Statement of the aforementioned reports and to the use our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

Irvine, California
August 8, 2007